Exhibit 12e

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

						Twelve
	Twelve Months Ended					Months
	December 31,					Ended
	(Thousands of Dollars)					March 31,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$72,108
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(10,309)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Supplemental fixed charges, as below	63,967	65,526	61,372	66,748	63,002	62,950
Total earnings, as defined	$192,642	$184,561	$186,395	$113,378	$146,784	$124,749

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$60,332
Rental interest factor	801	955	1,036	962	1,086	1,010
Total fixed charges	$61,394	$62,969	$58,833	$64,964	$61,403	$61,342

Supplemental increment to fixed charges*	2,573	2,557	2,539	1,784	1,599	1,608

Total supplemental fixed charges	$63,967	$65,526	$61,372	$66,748	$63,002	$62,950

Supplemental ratio of earnings to fixed
charges	3.01x	2.82x	3.04x	1.70x	2.33x	1.98x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.